August 23, 2005



Mr. Hua Yang
Chief Financial Officer and Senior Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road,
Central Hong Kong

	Re:	CNOOC Limited
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 22, 2005
		File No. 001-14966


Dear Mr.Yang:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Selected Operating and Reserves Data, page 29

1. We note that you include within your filing a measure for the present value of estimated future net revenues before income taxes (discounted at 10%). Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Non-GAAP Financial Measures, page 77

2. We note that you disclose a non-GAAP measure, EBITDE, which management has indicated they use as both a performance and a liquidity measure. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Please address the following items in regards to management`s current use of these non-GAAP measures:

* Please explain to us how the exclusion of the following charges complies with Item 10(e)(1)(ii)(A) of Regulation S-K as it appears that you have excluded a charge that required cash settlement from a liquidity measure:
(i) Dismantlement costs
(ii) Exploration expenses

* Please explain to us how the exclusion of the following charges from
EBITDE complies with Item 10(e)(1)(ii)(B) of Regulation S-K, as it appears the charges will be incurred in future periods:
(i) Exchange gain/(loss)
(ii) Dismantlement costs
(iii) Exploration expenses



Item 15.  Controls and Procedures, page 125

3. We note your statement that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were adequate and designed to ensure that material information relating to you and your consolidated subsidiaries as required to be disclosed in your reports filed or submitted under the
Exchange Act is recorded, processed, summarized and reported as and when required. It does not appear that your certifying officers have reached a conclusion whether or not your disclosure controls and procedures are effective. Please revise to include your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688 or me at (202)
551-
3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
Mr. Hua Yang
CNOOC Limited
August 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010